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MAR 02 2021

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-28527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10251 Vista Sorrento Parkway, Suite 200
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise S. Iverson 858-964-0500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF San Diego, LLP
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denise S. Iverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET WRTAZA
Notary Public - California
San Diego County
Commission # 2281533
My Comm. Expires Mar 18, 2023

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Years Ended December 31, 2020 and 2019

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2020 and 2019

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), as of December 31, 2020 and 2019 and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dunham & Associates Investment Counsel Inc.'s management. Our responsibility is to express an opinion on Dunham & Associates Investment Counsel, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunham & Associates Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audits of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF, LLP

We have served as Dunham & Associates Investment Counsel, Inc.'s auditor since 1997.

San Diego, California
February 26, 2021

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

ASSETS

	2020	2019
Current assets:		
Cash	$ 3,838,893	$ 2,228,084
Accounts receivable	5,049,806	2,653,807
Receivables from related parties	1,061,013	1,605,685
Prepaids and other assets	481,148	393,874
Total current assets	10,430,860	6,881,450
Furniture, fixtures and equipment, net of accumulated depreciation of $740,771 and $659,089	121,148	197,384
Total assets	$ 10,552,008	$ 7,078,834

LIABILITIES AND SHAREHOLDER'S EQUITY

	2020	2019
Current liabilities:		
Accounts payable	$ 2,311,319	$ 1,539,734
Accrued liabilities	842,966	705,129
Total current liabilities	3,154,285	2,244,863
Contingencies (Note 7)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	2,638,258	1,723,717
Retained earnings	4,757,475	3,108,264
Total shareholder's equity	7,397,723	4,833,971
Total liabilities and shareholder's equity	$ 10,552,008	$ 7,078,834

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Investment advisory services and fees	$ 19,908,246	$ 16,106,783
Brokerage and mutual fund commissions	188,668	248,514
Interest and other income	463,150	436,921
Total revenues	20,560,064	16,792,218
Expenses:		
Salaries and benefits	7,475,980	6,496,195
Commissions and trading	6,406,372	5,273,857
Professional and outside services	750,473	755,155
Occupancy and equipment	725,205	622,017
Sales and marketing	472,714	938,526
Other	102,409	39,321
Forgiveness of receivable from related party	2,100,000	1,125,000
Total expenses	18,033,153	15,250,071
Net income before taxes	2,526,911	1,542,147
Provision for income taxes	(52,700)	(24,100)
Net income	$ 2,474,211	$ 1,518,047

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2020 and 2019

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2018	100,000	$ 1,990	$ 1,723,717	$ 3,215,217	$ 4,940,924
Shareholder distributions	–	–	–	(1,625,000)	(1,625,000)
Net income	–	–	–	1,518,047	1,518,047
Balance, December 31, 2019	100,000	1,990	1,723,717	3,108,264	4,833,971
Contributions by Shareholder	–	–	914,541	–	914,541
Shareholder distributions	–	–	–	(825,000)	(825,000)
Net income	–	–	–	2,474,211	2,474,211
Balance, December 31, 2020	100,000	$ 1,990	$ 2,638,258	$ 4,757,475	$ 7,397,723

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net income	$ 2,474,211	$ 1,518,047
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	89,564	81,247
Forgiveness of receivable from related party	2,100,000	1,125,000
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(2,395,999)	(1,675,258)
Receivables from related parties	(1,555,328)	(308,411)
Prepaids and other assets	(87,274)	(83,890)
Increase (decrease) in liabilities:		
Accounts payable	771,585	520,723
Accrued liabilities	137,837	44,647
Payable to related party	–	(10,181)
Net cash provided by operating activities	1,534,596	1,211,924
Cash flows from investing activities:		
Purchases of furniture, fixtures and equipment	(13,328)	(106,413)
Net cash used in investing activities	(13,328)	(106,413)
Cash flows from financing activities:		
Contributions from Shareholder	914,541	–
Shareholder distributions	(825,000)	(1,625,000)
Net cash provided by (used in) financing activities	89,541	(1,625,000)
Net increase (decrease) in cash	1,610,809	(519,489)
Cash at beginning of year	2,228,084	2,747,573
Cash at end of year	$ 3,838,893	$ 2,228,084
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 61,200	$ 26,500

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

Recognition of Revenue

The Company recognizes investment advisory services and fees as earned over the periods in which services are provided, generally over time. While investment management contracts and agreements tend to be long-term in nature or may have no specific contract term, the performance obligations are generally satisfied daily or monthly based on assets under management.

The Company, as investment adviser, earns monthly advisory fees from the Dunham Funds based on the average daily net asset value of each fund pursuant to an Investment Advisory Agreement between the Dunham Funds and the Company. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis. These fees, which are accrued monthly and collected the following month, represented approximately 43% and 51% of total investment advisory services and fees for the years ended December 31, 2020 and 2019, respectively.

The Company, as program sponsor, has entered into agreements with various financial advisers and their clients choosing to use the Company's asset allocation and advisory wrap fee programs ("Asset Allocation Programs"). The Asset Allocation Programs use the Dunham Funds – Class N or A Shares. The Company earns monthly advisory fees based on either the performance of the underlying accounts ("Performance-based Fees") or on a flat percentage fee basis ("Asset-based Fees"), subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client.

Performance-based Fees are calculated based on the total net increase in the market value of each account using "high-water" marks. The fee is equal to 10% of the total net increase, calculated monthly and charged quarterly. One-half of the quarterly fee collected is in turn paid to the financial adviser. Performance-based fees may be higher or lower than the Asset-based Fees and can fluctuate significantly from year to year based on market performance, a client's portfolio mix and individual high-water mark. Performance-based Fees represented approximately 29% and 17% of total investment advisory services and fees for the years ended December 31, 2020 and 2019, respectively.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recognition of Revenue, Continued

Asset-based Fees are calculated and earned monthly based upon the average of assets under management and contract advisory fees in accordance with the applicable Asset Allocation Program or investment management agreement. Depending on the program, advisory fees are collected monthly or quarterly. A portion of the advisory fees, generally the amount in excess of a 25 basis point program fee, are in turn paid to the financial advisers. Asset-based Fees represented approximately 28% and 32% of total investment advisory services and fees for the years ended December 31, 2020 and 2019, respectively.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue monthly as earned.

The Company receives monthly shareholder services fees from the Dunham Funds for providing certain client servicing and administrative functions, a portion of which is in turn paid to its affiliate custodian. Beginning in late November 2020, the Company receives monthly service fees from a third-party money market mutual fund for providing certain operational services related to the applicable accounts. Such fees are recognized to revenue monthly as earned.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts, if required, based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Fair Value of Financial Instruments

Generally accepted accounting principles in the United States requires the use of fair values in determining the carrying values of certain assets and liabilities in the financial statements, as well as for specific disclosures about certain assets and liabilities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value giving preference to quoted prices in active markets (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data or information or assumptions developed from this data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally three to five years. Depreciation expense for the years ended December 31, 2020 and 2019 was $89,564 and $81,247, respectively, and is included in occupancy and equipment expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly-owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%. For financial reporting purposes, the Company computes its tax liability on a separate return basis and may reduce or increase its liability to that of the combined return upon filing of the return. Accordingly, no provision for federal income taxes is included in the financial statements. A tax provision of $52,700 and $24,100 is recorded for California state taxes for the years ended December 31, 2020 and 2019, respectively.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2020 and 2019, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2020 and 2019, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2017.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains most of its bank accounts at two financial institutions located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2020 and 2019, the Company's uninsured cash balances totaled $3,338,793 and $1,727,984, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consists of advisory fees receivable from clients, billed and collected quarterly. There is no allowance for uncollectible accounts required on these balances as of December 31, 2020 and 2019.

NOTE 4 - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2020 and 2019 were as follows:

	2020	2019
Payroll and related taxes	$ 630,903	$ 504,736
Vacation	188,969	178,176
Audit and tax	23,094	22,217
	$ 842,966	$ 705,129

NOTE 5 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2020 and 2019, the amount of net capital, as defined, exceeds the minimum amount required by $1,268,361 and $459,057, respectively, and its ratio of aggregate indebtedness to net capital is 2.08 to 1 and 3.17 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2020 and 2019, these fees amounted to $9,156,754 and $8,949,368, respectively. As of December 31, 2020 and 2019, the Company has a receivable balance of $898,037 and $809,040, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers.

NOTE 6 - RELATED PARTY TRANSACTIONS, Continued

The Company shares certain expenses and services of employees with certain affiliates. Such costs are allocated and charged to the Company and to these affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such services or expenses. In addition, the operating expenses of one affiliate may be paid by another with subsequent reimbursement made by the affiliate to the payer. In 2020, The Company paid $467,296 to an affiliate for reimbursement for office space and related costs. In 2019, the Company received net reimbursements of $274,536 from affiliates for allocated personnel costs and office space. Beginning January 1, 2020, the Company no longer allocates expenses to these affiliates as the services or space is no longer being utilized by those affiliates. Another affiliate utilizes the Company for certain back-office services and operations pursuant to a service agreement. Total amounts received by the Company under this service agreement were $840,000 and $600,000 for the years ended December 31, 2020 and 2019, respectively. The reimbursements from affiliates were offset against the Company's related operating expenses. The Company also participates in an affiliate-wide bonus pool whereby income or losses generated by each of the affiliates is aggregated to create a discretionary bonus pool available for eligible employees of all affiliates. Each affiliate is subsequently charged bonus expense based on actual bonuses paid to its employees, if any. The Company also makes advances, which are unsecured and noninterest bearing, to its affiliates. During 2020 and 2019, the Company forgave $2,100,000 and $1,125,000, respectively, in advances to an affiliate and the related losses are reflected in the statements of operations. There was no impact on regulatory net capital as such advances do not count as allowable assets towards the Company's required minimum net capital. As of December 31, 2020 and 2019, the Company has a remaining receivable balance of $162,976 and $796,645, respectively, from affiliates for allocable expenses and advances which is included in receivables from related parties.

NOTE 7 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 6. Effective January 1, 2020, the Company pays for 100% of the leased space as it is no longer occupied by an affiliate or sublet to a third party.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. The contribution expense to the plan was $110,507 and $96,727 for the years ended December 31, 2020 and 2019, respectively.

NOTE 9 - SUBSEQUENT EVENT

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 26, 2021.

SUPPLEMENTAL INFORMATION

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2020 and 2019

	2020	2019
Net worth	$ 7,397,723	$ 4,833,971
Less:		
Non-allowable assets:		
Accounts receivable	5,049,806	2,653,807
Receivables from related parties	227,160	879,749
Prepaid and other assets	481,248	393,974
Furniture, fixtures and equipment	121,148	197,384
Total non-allowable assets	5,879,362	4,124,914
Other deductions	–	–
Net capital	$ 1,518,361	$ 709,057
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable	$ 2,311,319	$ 1,539,734
Accrued liabilities	842,966	705,129
Total aggregate indebtedness	$ 3,154,285	$ 2,244,863
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ (250,000)	$ (250,000)
Net capital in excess of amount required	$ 1,268,361	$ 459,057
Net capital less greater of 10% of aggregate indebtedness or 120% of $250,000	$ 1,202,933	$ 409,057
Ratio: Aggregate indebtedness to net capital	2.08 to 1	3.17 to 1

See accompanying report of independent registered public accounting firm.

SCHEDULE II

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2020 and 2019

	2020	2019
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,518,361	$ 709,057
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 1,518,361	$ 709,057
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 3,154,285	$ 2,244,863
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 3,154,285	$ 2,244,863

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2020 and 2019

	2020	2019
State the market valuation and number of items:		
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See accompanying report of independent registered public accounting firm.

SCHEDULE IV

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2020 and 2019

	2020	2019
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

See accompanying report of independent registered public accounting firm.

PKF San Diego, LLP

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF San Diego, LLP

San Diego, California
February 26, 2021

PKF San Diego, LLP
(formerly PKF, LLP)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

DUNHAM
World-Class Trust & Investment Firm

Hold Us To Higher Standards

February 22, 2021

PKF San Diego, LLP
2020 Camino del Rio N., Suite 500
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

Dunham & Associates Investment Counsel, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Dunham & Associates Investment Counsel, Inc.

I, Denise Iverson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Denise S. Iverson, CPA
CFO
February 22, 2021

PKF San Diego, LLP

PKF

To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dunham & Associates Investment Counsel, Inc. ("the Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dunham & Associates Investment Counsel, Inc. for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Dunham & Associates Investment Counsel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dunham & Associates Investment Counsel, Inc.'s management is responsible for Dunham & Associates Investment Counsel, Inc.'s Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

San Diego, California
February 23, 2021

PKF San Diego, LLP
(formerly PKF, LLP)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 F: (619) 237 5177 E: info@pkfsandiego.com W: www.pkfsandiego.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*39*******2653*****************************MIXED AADC 220
28527 FINRA DEC
DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC
10251 VISTA SORRENTO PKWY STE 200
SAN DIEGO, CA 92121-3769

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian F. Kenny 858.964.0500

2. A. General Assessment (item 2e from page 2) $ 17,098

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,219)

7/29/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,879

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,879

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $ 12,879

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dunham & Associates Investment Counsel, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 20 21.

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,560,064
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,161,433
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	9,161,433
2d. SIPC Net Operating Revenues	$ 11,398,631
2e. General Assessment @ .0015	$ 17,098
	(to page 1, line 2.A.)